

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69996

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____1/1/2023____ AND ENDING ____12/31/2023____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ____Alpha Trading L.P.____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

____10 Abba Eban Boulevard____
(No. and Street)

Herzliya	Israel	4672528
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shai Nathaniel	+972-9-9592802	shain@alphatradinglp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

____Frank, Rimerman + Co. LLP____
(Name – if individual, state last, first, and middle name)

One Embarcadero Center, Suite 2410	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

12/14/2004	1596
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Shai Nathaniel, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Ab ha Trading L.P., as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

OREN SHABAT NOTAIRE NOTARY

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Alpha Trading L.P.

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

Alpha Trading L.P.

CONTENTS



Frank, Rimerman + Co. LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Certified Public Accountants

To the Partners of
Alpha Trading, L.P.
Herzliya, Israel

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Alpha Trading L.P. (a Delaware limited partnership) (the "Partnership") as of December 31, 2023, and the related notes (collectively, referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Alpha Trading L.P. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Frank, Rimerman & Co. LLP

We have served as Alpha Trading L.P.'s auditor since 2017.

San Francisco, California
February 29, 2024

One Embarcadero Center, Suite 2410 San Francisco, California 94111 t 415.439.1144 www.frankrimerman.com

An independent member of Baker Tilly International

Frank Rimerman + Co. LLP is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities.

Alpha Trading L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Current assets		
Cash	$	253,144
Due from clearing broker		11,401,235
Rebates receivables		561,300
Prepaid expenses and other assets		15,500
Total current assets		12,231,179
Property and equipment, net		1,682
Total assets	$	12,232,861

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
Accounts payable and accrued expenses	$	669,928
Trading payables		517,760
Total liabilities		1,187,688
Partners' capital		11,045,173
Total liabilities and partners' capital	$	12,232,861

See accompanying notes to the financial statement

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENT

Year Ended December 31, 2023

1. Nature of Business

Alpha Trading L.P. (the "Partnership") is a limited partnership organized under the laws of the state of Delaware on May 31, 2017 (inception). The Partnership is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and its designated examining authority is the NYSE Chicago, Inc, ("NYSE"). The Partnership was formed for the purpose of engaging in proprietary investment, trading and market making and trades exclusively with other brokers and dealers on securities exchanges and other regulated markets. The Partnership commenced its trading operations in October 2017.

In October 2017, the Partnership registered with the BATS Exchange and began operating as a market maker. The Partnership clears its trading activities through Merrill Lynch Professional Clearing Corp., an agent of Bank of America Merrill Lynch ("BAML"). As of August 2023 BAML merged into its affiliate, BofA Securities, Inc. (BofAS). BofAS Securities, Inc. is an indirect subsidiary of Bank of America Corporation. The Partnership operates as a registered market maker and has a minimum net capital requirement of $100,000.

2. Business Risk Factors and Management's Plans Regarding Future Operations

The Partnership is subject to those risks common in the technology and financial services industries, including, but not limited to, the possibility of not being able to successfully develop or commercialize its products, technological obsolescence, competition, dependence on key personnel and key external alliances, the successful protection of its proprietary technologies, compliance with government regulations, and the possibility of not being able to obtain additional financing when needed. The Partnership may incur trading losses related to the purchase or sale of financial instruments. From time to time, the Partnership may have large positions in securities of a single issuer or issuers engaged in a specific industry. Sudden changes in the value of these positions could impact the Partnership's financial results. The Partnership may also be subject to consequences of capital market regulation.

During the year ended December 31, 2023, the Partnership has accumulated profits in the amount of $2,550,813. Furthermore, as of December 31, 2023, the Partnership has partners' capital of $11,045,173. Management believes the Partnership will be able to further increase revenues and manage expenditures and as a result, the Partnership believes it has sufficient resources to fund planned operations and meet the Partnership's obligations through January 2025.

3. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and complies with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 940, *Financial Services – Broker and Dealers*.

Revenue Recognition

The Partnership's sources of revenue consist of exchange rebates, plus/minus trading gains/losses. The Partnership recognizes the rebates and trading realized and unrealized gains or losses on a trade date basis, all of which are *Partners' Capital and Allocation of Income or Loss* reflected in revenues. The Partnership trades on a proprietary basis only. Due to its trading strategy, the Partnership earns de minimis amounts of dividends.

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2023

3. Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Partnership is owned 100% by the Limited Partner. The Limited Partners' liability for the Partnership debts and obligations shall be limited to its capital contributions and all profits and income thereon, whether or not previously paid to them. Save to that extent, the General Partner shall be liable for the Partnership's debts and obligations.

Profits and losses of the Partnership attributable to investments of the Partnership shall be allocated to the Limited Partner.

Due from Clearing Broker

The due from clearing broker account consists of cash deposited and securities transactions that have not settled with BofAS at December 31, 2023 that the Partnership believes will be collected.

Property and Equipment, net

The Partnership has fixed assets that consist of computer equipment stated at cost and which are depreciated on their estimated useful lives using a straight-line basis. The useful life of computer equipment is 3 years.

Income Taxes

The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the partners for federal and state income tax purposes. Accordingly, the Partnership has not provided for federal and state income taxes.

At December 31, 2023, management has determined that the Partnership had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Allowance for Credit Loss

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses, which requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected, using the current expected credit losses ("CECL") model in measuring credit losses, and enhancement of disclosures regarding credit risk. Under the CECL model, expected credit losses will be measured using historical experience, current conditions, and reasonable and supportable forecast. This standard is effective for the Partnership for fiscal years beginning after December 15, 2022. The Partnership adopted the guidance using the modified retrospective approach as of January 1, 2023, which resulted in no cumulative effect adjustment to partners' capital and did not have a material impact on the Partnership's financial statements.

The Partnership identified rebate receivables as impacted by the new guidance. The Partnership has no CECL for the rebate receivables as of and for year ended December 31, 2023.

The credit risk is that any financial institution with which it conducts business is unable to fulfill contractual obligations. The Partnership considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Partnership's expectation of collectability in determining the CECL.

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2023

3. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Partnership's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

4. Rebates Receivables

The Partnership cleared all of its proprietary transactions through BofAS for the year ended December 31, 2023, on a fully disclosed basis. The Partnership executes trades using the Partnership's Market Participant Identifier ("MPID") and BAML Market Participant ID ("BAML MPID") for a per share fee. BofAS passes through any fees or rebates associated with trading activity executed on BAML MPID.

Rebates receivable amounts are due from exchanges with which the Partnership transacts for its proprietary securities trading. Such receivables are deemed to be fully collectible. Accordingly, no allowance for credit losses has been established as of and for the year ended December 31, 2023. Floor brokerage, exchange and clearing fees recorded as trading operations expense represents fees incurred in relation to the Partnership's proprietary securities trading.

The Partnership has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

5. Fair Value Investments in Securities

As of December 31, 2023, the Partnership holds no short or long positions in securities traded on securities exchanges.

Investments are stated at estimated fair value with any resulting unrealized gains and losses included in the statement of operations.

The Partnership's holdings in securities listed for trading on a recognized securities exchange will be valued at the last known closing price published by the stock exchange or, if there is no such price, according to accepted valuation techniques at the discretion of the General Partner.

Investment transactions are accounted for on a trade date basis. Interest is recorded on the accrual basis and dividends are recognized on the ex-dividend date. Realized gains on investment are recorded using the First In First Out method.

The three levels of the fair value hierarchy under FASB ASC Topic 820, Fair Value Measurement, and their applicability to the Partnership's portfolio investments, are described below:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security. Investments that are classified as Level 2 include foreign currency contracts and are measured using quoted prices for similar contracts at the balance sheet date.

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2023

5. Fair Value Investments in Securities (continued)

Level 3 - Inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data). Level 3 includes private portfolio investments that are supported by little or no market activity.

Through its portfolio investments, the Partnership may directly or indirectly maintain exposure to a particular issue or issuer which may account for, on an aggregated basis, 5% or more of the Partnership's total net assets at December 31, 2023. There were no investments held indirectly by the Partnership at December 31, 2023 that exceeded this threshold.

6. Net Capital Requirement

The Partnership is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Partnership's net capital was $10,466,691, which was $10,366,691 in excess of its minimum requirement of $100,000.

7. Concentrations of Credit Risk

In the normal course of business, the Partnership's activities involve the execution, settlement, and financing of various transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the other party is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss. The Clearing Broker also provides the Partnership with portfolio financing. Such financing is essential for the Partnership to meet its proprietary trading objective.

The Partnership maintains some of its cash balances in various financial institutions. Some of these balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC"), up to $500,000 per institution.

Substantially all of the cash assets of the Company are held by one bank and a single clearing broker-dealer. The Company has a significant cash receivable from its clearing broker. The Company does not consider itself to be at any significant risk with respect to these concentrations. At times cash balances exceed FDIC and SPIC's insured limits.

8. Securities Exchange Act of 1934 Rule 15c3-3

The Partnership is a registered broker-dealer subject to Rule 17a-5 promulgated by the SEC (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). To the best of its knowledge and belief, the Partnership states the following: (1) The Partnership does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) The Partnership claims an exemption relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Partnership limits its business activities exclusively to proprietary trading and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Partnership); (2) did not carry accounts

Alpha Trading L.P.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2023

8. Securities Exchange Act of 1934 Rule 15c3-3 (continued)

of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

9. Related Party Transactions

In connection with services provided to the Partnership, a total expense of $3,292,334 was incurred by the General Partner and/or related parties on its behalf, at no cost and expenses to the Partnership. The Partnership maintains a separate schedule of costs for all costs and expenses incurred by the General Partner and/or related parties on its behalf, in connection to providing such services, which is not recorded on the accompanying statement of operations.

10. Property and Equipment, net
Property and Equipment, net consisted of the following at December 31, 2023:

Computer Equipment	$ 26,693
Less: accumulated depreciation	25,011
Property and Equipment, net	$ 1,682

Depreciation expense was $3,365 for the year ended December 31, 2023.

11. Subsequent events

These financial statements were approved by management and available for issuance on February 29, 2024. Subsequent events have been evaluated through this date.